PERPETUAL ENERGY INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of Perpetual Energy Inc’s (“Perpetual” or the “Corporation”) operating and financial results for the three months ended March 31, 2011 as well as information and estimates concerning the Corporation’s future outlook based on currently available information. This discussion should be read in conjunction with the Corporation’s condensed interim consolidated financial statements and accompanying notes for the three months ended March 31, 2011 and 2010 as well as the audited consolidated financial statements and accompanying notes and MD&A of the Corporation for the years ended December 31, 2010 and 2009. This is the Corporation’s first reporting period with financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), which replaced previously generally accepted accounting principles in Canada (“GAAP”) on January 1, 2011, with a transition date of January 1, 2010. Readers are referred to the Transition to IFRS section of this MD&A. Readers are also referred to the advisories regarding forecasts, assumptions and other forward-looking information contained in the “Forward Looking Information” section of this MD&A.  The date of this MD&A is May 17, 2011.

Mcf equivalent (“Mcfe”) and barrel of oil equivalent (“BOE”) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), a conversion ratio for oil of 1 bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead. For natural gas, gigajoules (“GJ”) are converted to Mcf at a conversion ratio of 1.0546 GJ: 1 Mcf.

CORPORATE

On June 30, 2010, Perpetual announced that the Corporation had completed the previously announced plan of arrangement (the "Arrangement") involving Perpetual, Paramount Energy Trust (the “Trust”) and Paramount Energy Operating Corp. pursuant to which the Trust converted into the Corporation. Unitholders of the Trust voted in favor of the Arrangement at the Annual General and Special Meeting of Trust Unitholders held on June 17, 2010. Former Unitholders of the Trust received common shares of Perpetual in consideration for the cancellation of their Trust Units of the Trust on a one-for-one basis. In addition, as part of the Arrangement, the Trust was dissolved and the Corporation assumed all of the existing liabilities of the Trust, including the Trust's outstanding convertible debentures which are now convertible debentures of the Corporation.

Perpetual believes that the conversion provides the Corporation with broadened access to capital markets by eliminating the constraints of the income trust structure imposed by the trust tax legislation introduced by the federal government in 2006.  In addition, Canadian taxable Shareholders will benefit from what the Corporation believes to be a more tax-effective treatment of their cash dividends following the conversion to a corporate structure.  Prior to the conversion of the Trust to a corporation on June 30, 2010 distributions were paid to Unitholders.

References to “common shares” and “Shareholders” are references to the securities of the Corporation and the holders thereof following the conversion date, and references to “dividends” are references to dividends paid by Perpetual following the conversion date, to distributions paid by the Trust prior to the conversion date, or both as the context may require.

SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES

Accounting for property, plant and equipment

The Corporation charges exploratory dry hole costs, geological and geophysical costs, lease rentals on undeveloped properties as well as the cost of expired leases to earnings in the period incurred. This accounting policy differs relative to many entities in the Canadian oil and gas industry that capitalize some of these costs. To make reported funds flow in this MD&A more comparable to industry practice the Corporation reclassifies geological and geophysical costs and dry hole costs from operating to investing activities in the funds flow reconciliation.

Funds flow

Management uses cash flow from operations before changes in non-cash working capital, gas over bitumen royalty adjustments not yet received, trust unit distributions, settlement of decommissioning obligations and certain exploration costs described above (“funds flow”), funds flow per common share, annualized funds flow and trailing four quarters funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable to the calculation of similar measures for other entities.  Funds flow as presented is not intended to represent operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.

Funds flow is reconciled to its closest GAAP measure, cash flow provided by operating activities, as follows:

Funds flow GAAP reconciliation	Three months ended March 31
($ thousands except per common share amounts)	2011	2010
Cash flow provided by operating activities	15,146	62,662
Exploration and evaluation costs (1)	1,923	1,334
Expenditures on decommissioning obligations	1,106	2,023
Gas over bitumen royalty adjustments not yet received	385	1,621
Distributions expensed through earnings (2)	-	19,167
Changes in non-cash operating working capital	5,363	(2,184)
Funds flow	23,923	84,623
Funds flow per common share	0.16	0.66

(1)

Certain exploration and evaluation costs are added back to funds flow in order to be more comparable to other entities in the Canadian oil and gas industry that capitalize such costs.  Exploration costs that are added back to funds flow include seismic expenditures and dry hole costs and are considered by Perpetual to be more closely related to investing activities than operating activities.

(2)

See “Transition to IFRS” in this MD&A.

Additional significant and new accounting policies and non-GAAP measures are discussed elsewhere in this MD&A.

OPERATIONS

Capital expenditures

	Three months ended March 31
Capital expenditures ($ thousands)	2011	2010
Exploration and development (1)	50,958	29,124
Gas storage	5,584	9,400
Acquisitions	110	24,149
Dispositions	(8,545)	(2,202)
Other	99	100
Total capital expenditures	48,206	60,572

(1)

For the three months ended March 31, 2011 exploration and development expenditures include approximately $1.9 million in exploration costs (three months ended March 31, 2010 - $1.3 million) which have been expensed directly on the Corporation’s statement of earnings (loss). Exploration costs including seismic expenditures and dry hole costs and are considered by Perpetual to be more closely related to investing activities than operating activities, and therefore they are included with capital expenditures.

Exploration, development and land expenditures totaled $51.0 million for the three months ended March 31, 2011 as compared to $29.1 million for the three months ended March 31, 2010. Capital spending was concentrated on Perpetual’s Cardium oil assets at Carrot Creek, Wilrich liquids-rich gas at Edson, oil sands leases in northeast Alberta and heavy oil drilling at Mannville in the Eastern District. Gas storage spending, including the completion of facility construction, the drilling of one additional horizontal well and a portion of a second well, totaled $5.6 million for the first quarter of 2011, compared to $9.4 million for the first three months of 2010. In addition, $2.6 million was spent on Perpetual’s shallow gas assets to mitigate base production declines through recompletions and the drilling of two (1.5 net) strategic, high return shallow gas wells.

Warwick Gas Storage Inc. (“WGSI”)

Perpetual’s natural gas storage facility at Warwick (“WGSI Facility”) successfully completed its first test cycle on March 31, 2011 with withdrawal of 7.8 Bcf. Both the reservoir and facility performance exceeded preliminary expectations. Reservoir modeling, combined with test information from the new horizontal well drilled in the first quarter of 2011, has confirmed performance of the reservoir, wells and facility such that WGSI has established its working gas capacity at 17 Bcf for its second commercial storage cycle which commenced April 1, 2011. Perpetual has budgeted to complete the drilling of the horizontal well, which was spud prior to quarter end, and drill one additional well in the remainder of 2011. The additional horizontal well is expected to further enhance the working gas capacity at the WGSI Facility to continue to work towards the targeted 22 to 25 Bcf.

Edson Wilrich

During the first quarter of 2011, completion operations to fracture stimulate two gross (1.5 net) wells drilled in the fourth quarter of 2010 were successfully executed, and two gross (2.0 net) new horizontal wells targeting the Wilrich in the Edson area of west central Alberta were drilled and completed. Additional costs were incurred to complete the expansion of the Corporation’s compressor station in the area, which was initiated in the fourth quarter of 2010, to gain an additional 20 MMcf/d of capacity. Perpetual currently has a total of seven gross (6.5 net) wells on production through this facility with exit rate production capability of 23 MMcf/d plus 900 bbl/d of condensate and NGLs. Two additional horizontal wells on the Wilrich play at Edson are planned in the third quarter of 2011 to maintain production at the compressor station at its maximum throughput of 30 MMcf/d for the remainder of the year. Perpetual has identified in inventory an additional 44 gross (36.9 net) locations for future development at Edson.

Elmworth Montney

During the three months ended March 31, 2011 Perpetual’s partner in this area tied in one of three Perpetual-interest horizontal wells at Elmworth, which were drilled at no cost to Perpetual as a result of a farm-in arrangement announced in 2009. During the second quarter an extended in-line test will be conducted to evaluate the flow characteristics and liquids composition of the Montney formation.

In addition to the proved and probable reserves assigned to the Corporation’s Elmworth assets, a resource assessment dated February 7, 2011 was conducted for the Montney formation in the Elmworth area by McDaniel and Associates Consultants Ltd. (“McDaniel”) as at December 31, 2010, the results of which are summarized below.

Contingent Resource (1)

	Discovered Gas Initially In place (MMcf)	Raw recoverable gas (5) (MMcf)	Sales recoverable gas (MMcf)	Recoverable NGL (Mbbl)	Recoverable natural gas equivalent (MMcfe)	Working interest Contingent Resources (MMcfe)
Low(2)	809,420	161,884	137,600	4,857	166,740	78,316
Best(3)	809,420	283,295	240,805	11,332	308,797	144,951
High(4)	809,420	404,715	344,000	20,236	465,413	218,484

(1)

In accordance with Section 5 of the COGE Handbook, which is referenced by the Canadian Securities Administrators in National Instrument 51-101, “Standards of Disclosure for Oil and Gas Activities”, “contingent resources” are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.  Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets.  It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status. All volumes are reported before the deduction of royalties payable to others. Contingent resources can be sub-classified into economic and uneconomic portions based on a number of assumptions on capital costs, timing, price forecast, etc. Currently sub-classification of these preliminary estimates has not been completed pending a discussion of the above parameters.

(2)

A Low estimate is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability that the quantities actually recovered will equal or exceed the low estimate.

(3)

A Best Estimate is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability that the quantities actually recovered will equal or exceed the best estimate.

(4)

A High Estimate is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability that the quantities actually recovered will equal or exceed the high estimate.

(5)

McDaniel has assigned recovery factors of 20% (Low), 35% (Best) and 50% (High) in their assessment of recoverable resource.

Carrot Creek Cardium

Four gross (3.0 net) horizontal wells were drilled at Carrot Creek in the first quarter of 2011, targeting further horizontal development of the Cardium light oil play offsetting Perpetual’s top decile Cardium horizontal producer at 4-16-52-13W5. As part of an ongoing process to align its asset base with future investment strategies and business objectives, subsequent to the end of the quarter, Perpetual closed the sale of 21 gross (12 net) sections of undeveloped Cardium rights in the Carrot Creek area for $14 million. The Corporation retained all existing Cardium production as well as an additional 24 net sections of undeveloped Cardium lands in the greater Carrot Creek area.

Bitumen

Evaluation drilling and coring expenditures totaling $8.9 million were conducted at several of Perpetual’s bitumen properties in northeast Alberta during the first quarter of 2011. Preliminary results have been encouraging to date.

Perpetual holds 30,720 hectares (120 net sections) of oil sands leases in the Liege area. The Corporation drilled three wells in this area and encountered bitumen-saturated reservoir in the Wabiskaw as well as the Grosmont A, B and C and Leduc carbonate formations. Each of the three wells encountered more than three stacked zones, with at least one zone having greater than 10 meters of continuous bitumen-saturated reservoir in each well.

In the greater Panny area, where the Corporation holds over 41,400 hectares (162 net sections) of oil sands leases, three vertical wells and a horizontal well, all targeting the Bluesky formation, were drilled to evaluate the potential for cold primary production with follow up enhanced recovery. Perpetual will assess the performance of the wells over the next few months and consider options for future development of the bitumen resource in the area.

On May 16, 2011 Perpetual announced that it had obtained an independent contingent resource estimate prepared by McDaniel for the Panny area. The report provides initial estimates of volumes of discovered bitumen initially in place (“DBIIP”) and contingent resources, and was prepared as of May 10, 2011 with an effective date of April 30, 2011 pursuant to National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities”.  Highlights are as follows:

Contingent resource (1)

Resource category	Gross hectares	Discovered Bitumen Initially In Place (“DBIIP”)(2) (Mbbl)	Gross Recoverable Contingent Resource (Mbbl)
Low Estimate (3)	2,181	351,848	35,185
Best Estimate (3)	4,421	618,119	108,171
High Estimate (3)	7,861	941,158	235,289

(1)

In accordance with Section 5 of the COGE Handbook, which is referenced by the Canadian Securities Administrators in National Instrument 51-101, “Standards of Disclosure for Oil and Gas Activities”, “contingent resources” are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.  Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets.  It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status. All volumes are reported before the deduction of royalties payable to others. Contingent resources can be sub-classified into economic and uneconomic categories based on a number of assumptions on capital costs, timing, price forecast, etc. The contingent resources referred to above currently have an “undetermined” economic status pending an ongoing economic evaluation.

(2)

“Discovered Bitumen Initially In Place” is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production.  The recoverable portion of discovered petroleum initially in place includes production, reserves, and contingent resources; the remainder in unrecoverable.

(3)

“Low Estimate”, “Best Estimate” and “High Estimate” are discussed in the Contingent Resource table in the Elmworth Montney section above.

In both Panny and Liege, Perpetual holds a 100 percent working interest.

Conventional heavy oil

In the Mannville area of east central Alberta, Perpetual has focused on exploration and preliminary development of cretaceous-aged conventional heavy oil pools geographically synergistic with the Corporation’s shallow gas assets. Through exploration, using existing shallow gas wellbores and Perpetual’s extensive database of 2D and 3D seismic, four pools have been identified and evaluated for development potential utilizing vertical and horizontal wells.

Preliminary results have been promising and production from the Lloyd and Sparky formations in this region has grown to approximately 500 bbl/d. Perpetual has budgeted for further development and downspacing within these pools beginning in the second quarter. Continued lower risk exploration is also planned for this area.

Viking/Colorado shallow shale gas

Perpetual continued the technical evaluation of its Colorado group shallow shale resource through detailed geochemical and geomechanical analysis and fracture stimulation modeling assessment. This evaluation is expected to result in recommendations for field technology trials in the fourth quarter of 2011, pending positive results from the laboratory and modeling analyses.

Acquisitions and dispositions

Acquisitions decreased to $0.1 million from $24.1 million in the first three months of 2010. Prior period acquisitions included the purchase of natural gas assets in the Ukalta area of Alberta and a deposit paid on the acquisition of liquids-rich gas properties in the Edson area of Alberta (“Edson Acquisition”) which closed on April 1, 2010. Dispositions increased to $8.5 million for the three months ended March 31, 2011 as compared to $2.2 million for the respective period in 2010. The non-core property disposed in 2011 was located in the Athabasca core area, and comprised approximately 2 MMcfe/d of production.

The disposed asset was the last remaining property from a prior year acquisition, for which the Corporation had recorded goodwill as part of the purchase price allocation. As a result of the transition to IFRS, goodwill derived from an acquisition is allocated to specific assets for the purpose of calculating gains or losses on dispositions. Perpetual attributed the remaining goodwill on its statement of financial position to the asset disposed, and as a result a $5.0 million loss on disposition was recorded in the current quarter.

Production

Three months ended March 31
Production by core area and commodity			2011			2010
	Oil & NGL (bbl/d)	Gas (MMcf/d)	Total (MMcfe/d)	Oil & NGL (bbl/d)	Gas (MMcf/d)	Total (MMcfe/d)
Eastern District
Northeast	-	30.9	30.9	-	42.6	42.6
Athabasca (1)	45	31.8	32.1	42	40.0	40.3
Birchwavy West	19	16.2	16.3	19	20.5	19.5
Birchwavy East	207	26.1	27.3	337	25.8	28.9
Eastern District total	271	105.0	106.6	398	128.9	131.3
West Central District	1,349	25.6	33.6	635	13.2	17.0
Other	-	0.5	0.5	-	0.9	0.9
Total	1,620	131.1	140.7	1,033	143.0	149.2
Deemed natural gas production			22.7			26.3
			163.4			175.5

(1)

In 2010, Perpetual had an 89 percent ownership interest in Severo Energy Corp. (“Severo”), a private company engaged in oil and gas exploration in Canada. Effective October 4, 2010 Perpetual purchased the remaining 11 percent interest in Severo and Severo became a wholly-owned subsidiary of the Corporation. As such, Severo production is included with the Athabasca core area.

Natural gas and liquids production decreased six percent to 140.7 MMcfe/d for the first quarter of 2011 from 149.2 MMcfe/d for the comparable quarter in 2010. Natural gas production volumes decreased eight percent to 131.1 MMcf/d for the three months ended March 31, 2011 from 143.0 MMcf/d for the first quarter of 2010, primarily due to the early shut-in of approximately 8 MMcf/d of raw production (5.7 MMcf/d of sales) and subsequent sale of reserves at Liege (“Liege Assets”), non-core property dispositions and natural production declines, partially offset by the Edson Acquisition completed on April 1, 2010 and drilling activity in west central Alberta. Oil and NGL production volumes increased 587 bbl/d or 57 percent from the first three months of 2010 due to positive results from capital spending in the Edson and Carrot Creek areas targeting oil and liquids-rich gas and an increased focus on development of several heavy oil pools in eastern Alberta, partially offset by property dispositions in Birchwavy and the West Central District.

As a result of Perpetual’s successful first quarter capital spending programs, the Corporation achieved an exit rate of 164.8 MMcfe/d at March 31, 2011.

Total actual and deemed production decreased seven percent to 163.4 MMcfe/d for the three months ended March 31, 2011 from 175.5 MMcfe/d for the comparative quarter in 2010. The production from the Liege Assets which were shut-in prior to the sale of the property was subject to an interim shut-in decision by the Alberta Energy Resources Conservation Board (“ERCB”) announced on May 10, 2011. Perpetual retained operatorship of the Liege Assets in order to be eligible to receive any related gas over bitumen royalty adjustments once the decision was made, and now anticipates receiving these adjustments commencing on June 1, 2011 (see “Gas over bitumen royalty adjustments” in this MD&A).

MARKETING

	Three months ended March 31
Commodity prices	2011	2010
Reference prices
AECO Monthly Index ($/Mcf)	3.77	5.36
AECO Daily Index ($/Mcf)	3.77	4.95
Alberta Gas Reference Price ($/Mcf) (1)	3.55	4.80
West Texas Intermediate (“WTI”) light oil (US$/bbl)	90.41	76.75
Average Perpetual prices
Natural gas
Before derivatives ($/Mcf) (2)	4.12	5.16
Percent of AECO Monthly Index (%)	109	96
Including derivatives (“Realized” gas price) ($/Mcf)	4.21	9.55
Percent of AECO Monthly Index (%)	111	178
Oil and NGL
Average realized price ($/bbl)	66.23	72.07
Natural gas equivalent
Average realized price ($/Mcfe)	4.68	9.78

(1)

Alberta Gas Reference Price is the price used to calculate Alberta Crown royalties. Alberta Gas Reference Price for March 2011 is an estimate.

(2)

Natural gas price before derivatives includes physical forward sales contracts for which delivery was made during the reporting period but excludes realized gains and losses on derivatives.

AECO Monthly Index prices decreased 30 percent from $5.36 per Mcf for the first quarter of 2010 to $3.77 per Mcf for the current period, as strong supply from shale gas plays in the United States has continued to weigh on natural gas markets, despite lower year-over-year gas storage levels in North America. Perpetual’s natural gas price before derivatives decreased 20 percent to $4.12 per Mcfe for the three months ended March 31, 2011 from $5.16 per Mcfe for the first quarter of 2010, due to lower AECO prices, partially offset by the inclusion of 10,000 GJ/d of fixed price physical natural gas sales at $7.75 per GJ for the current quarter.

The Corporation’s realized gas price was $4.21 per Mcfe for the first quarter of 2011, a 56 percent decrease from the comparable quarter in 2010. The 2010 figure included realized gains on derivatives totaling $56.4 million as compared to gains of $1.0 million for the current period. Perpetual had anticipated a low natural gas price environment in 2011 and crystallized $37.3 million in gains on derivatives in the fourth quarter of 2010 related to 2011 financial natural gas contracts, in order to pre-fund the majority of its capital spending programs for the first three months of 2011. This strategy had the effect of reducing the Corporation’s realized gas price in the current quarter, while increasing the realized gas price for the last three months of 2010 to $7.83 per Mcf.

Perpetual’s realized oil and NGL price decreased eight percent for the current quarter as compared to the first three months of 2010 despite an increase in the benchmark WTI price, due to a higher proportion of NGLs and heavy oil in the Corporation’s liquids production mix, as well as a higher CDN/US foreign exchange ratio in the 2011 period.

Risk management

Perpetual’s gas price risk management strategy is focused on using derivatives to mitigate the effect of commodity price volatility on funds flow and dividends, to lock in economics on capital programs and acquisitions and to take advantage of perceived anomalies in natural gas markets. The Corporation uses both financial arrangements and physical forward sales to economically hedge up to a maximum of 60 percent of the trailing quarter’s production including gas over bitumen deemed volumes in accordance with the limits under the Corporation’s credit facility and Hedging and Risk Management Policy. Perpetual will also enter into foreign exchange swaps and physical or financial swaps related to the differential between natural gas prices at the AECO and NYMEX trading hubs in order to mitigate the effects of fluctuations in foreign exchange rates and basis differentials on the Corporation’s realized gas price. The term “derivatives” includes all financial and physical risk management contracts. Although Perpetual considers the majority of these risk management contracts to be effective economic hedges against potential gas price volatility, the Corporation does not follow hedge accounting for its derivatives.

Perpetual’s risk management activities are conducted by an internal Risk Management Committee under guidelines approved by the Corporation’s Board of Directors. Perpetual’s risk management strategy, though designed primarily to protect funds flow and dividends, is opportunistic in nature. Depending on management’s perceived position in the commodity price cycle the Corporation may elect to reduce or increase its risk management position within the approved guidelines. The Corporation mitigates credit risk by entering into risk management contracts with financially sound, credit-worthy counterparties.

The Corporation recorded an unrealized loss on derivatives of $4.1 million for the three months ended March 31, 2011 caused by the settlement of Perpetual’s forward physical fixed-price natural gas sales contracts during the period. The realized gains from these contracts were included in revenue, as they related to actual physical delivery of natural gas to purchasers.

Financial and physical forward sales contracts as of March 31, 2011 are disclosed in note 16 to the Corporation’s condensed interim consolidated financial statements as at and for the three months ended March 31, 2011. Financial and physical forward sales arrangements (net of related financial and physical fixed-price natural gas purchase contracts) at the AECO trading hub as at May 16, 2011 are as follows:

Type of Contract	Volumes at AECO (GJ/d)	% of 2011 Forecast Production(3)	Price ($/GJ)(1)	Futures Market ($/GJ) (2)	Term
Financial	10,000	5	3.56	3.67	June 2011

(1)

Average price calculated using weighted average price for net open sell contracts.

(2)

Futures market reflects AECO settled and forward market prices as at May 16, 2011.

(3)

Calculated using 185,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes.

As part of Perpetual’s risk management strategy, the Corporation has also sold forward financial call options to counterparties to purchase natural gas from Perpetual at strike prices in excess of current forward prices. Option premiums of $1.9 million were recorded in the first quarter of 2010 ($nil recorded in the first quarter of 2011), and are included in cash flow from operating activities. Call option contracts outstanding as of May 16, 2011 are as follows.

Type of Contract	Volumes at AECO (GJ/d)	% of 2011 Forecast Production (1)	Average Strike Price ($/GJ)	Futures Market(2) ($/GJ)	Term
Sold Call	30,000	16	6.00	3.69	April – October 2011

(1)

Calculated using 185,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes.

(2)

Futures market reflects AECO forward market prices as at May 16, 2011.

The Corporation also enters into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows.  The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount. Basis contracts outstanding (sold contracts presented net of related purchase contracts) as at May 16, 2011 are as follows.

Type of contract	Volumes at NYMEX (MMBTU/d)	% of 2011 Forecast Production (1)	Price (US$/MMBTU)	Term
Financial	5,000	3	(0.415)	July – October 2011
Financial	12,500	7	(0.538)	June – October 2012

(1)

Calculated using 185,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes.

As part of the Corporation’s operating cost management for the WGSI Facility, Perpetual has entered into fixed-price financial forward contracts for power volumes for December through March, when power use at the facility is highest due to natural gas withdrawal. Forward power contracts outstanding at May 16, 2011 are as follows.

Type of contract	Volume (Mwh)	Price ($/Mwh)	Term
Financial	7,470	60.88	December 2011
Financial	7,261	63.77	January 2012
Financial	5,746	64.13	February 2012
Financial	5,134	62.58	March 2012

FINANCIAL RESULTS

Revenue

	Three months ended March 31
Revenue ($ thousands)	2011	2010
Natural gas revenue, before derivatives (1)	48,621	66,427
Oil and NGL revenue	9,664	6,712
Gas storage revenue	2,615	-
Realized gains on derivatives (2)	1,000	56,350
Call option premiums received (3)	-	1,851
Total revenue (4)	61,900	131,340

(1)

Includes revenues related to physical forward sales contracts which settled during the period.

(2)

Realized gains on derivatives include settled financial forward contracts and options.

(3)

Call option premiums received are included in the calculation of the Corporation’s realized gas price and funds flows.

(4)

See “Other Non-GAAP Measures” in this MD&A.

Oil and gas revenue before derivatives decreased 20 percent to $58.3 million for the three months ended March 31, 2011 from $73.1 million for the comparative quarter in 2010, due to lower production levels and a 20 percent decrease in natural gas prices before derivatives, partially offset by higher oil and NGL revenues. Total revenue decreased 53 percent to $61.9 million for the three months ended March 31, 2011 compared to $131.3 million for the first quarter of 2010 primarily due to lower natural gas revenues before derivatives and a $55.4 million decrease in realized gains on derivatives related to the Corporation’s gas price management program.

Gas storage revenue is derived from injecting, storing and withdrawing natural gas from the WGSI facility on behalf of third parties, and is recorded in accordance with the terms of the storage contracts. Gas storage revenue of $2.6 million for the first quarter of 2011 is related to natural gas withdrawals for the first fiscal cycle of the storage facility.

Funds flow

	Three months ended March 31
	2011		2010
Funds flow reconciliation	$ millions	$/Mcfe	$ millions	$/Mcfe
Production (1) (Bcfe)	12.7		13.4
Total revenue (2)	61.9	4.89	131.3	9.78
Royalties	(2.9)	(0.23)	(9.0)	(0.67)
Production and operating costs	(21.1)	(1.66)	(23.6)	(1.76)
Transportation	(2.9)	(0.23)	(3.1)	(0.23)
Operating netback from production (2)	35.0	2.77	95.6	7.12
Gas over bitumen royalty adjustments	2.7	0.21	4.2	0.32
Lease rentals	(0.7)	(0.06)	(0.8)	(0.06)
General and administrative (3)	(6.5)	(0.51)	(8.0)	(0.59)
Interest on debt (3)	(2.6)	(0.20)	(2.6)	(0.19)
Interest on convertible debentures (3)	(4.0)	(0.32)	(3.8)	(0.29)
Funds flow (2) (3)	23.9	1.89	84.6	6.31

(1)

Production excludes deemed production resulting from gas over bitumen shut-in orders.

(2)

This is a non-GAAP measure; see “Other non-GAAP measures” in this MD&A.

(3)

Excludes non-cash items.

Royalties

Royalty expense decreased to $2.9 million for the three months ended March 31, 2011 from $9.0 million for the comparative quarter in 2010, primarily due to lower production levels, decreased natural gas prices and favorable prior period adjustments related to oil royalties received in the current quarter, as well as annual royalty adjustments related to Perpetual’s natural gas properties in the Eastern District. Perpetual’s average royalty rate on oil and natural gas revenues before derivatives decreased to 5.0 percent for the three months ended March 31, 2011 from 12.3 percent for the comparative quarter in 2010.

Production and operating costs

Total production and operating costs decreased 11 percent to $21.1 million ($1.66 per Mcfe) for the three months ended March 31, 2011 from $23.6 million ($1.76 per Mcfe) for the same period in 2010, due to decreases in repairs and maintenance and processing fees. Perpetual’s reduced operating costs reflect the positive results from cost reduction initiatives at all operated fields implemented to enhance competitiveness, profitability and efficiency in the current low gas price environment. Included in current period operating costs are $1.9 million of expenses related to the operation of the Corporation’s gas storage facility. Unit operating costs, excluding gas storage expenses, were $1.51 per Mcfe for the first quarter of 2011.

Transportation costs

Transportation costs decreased to $2.9 million for three month period ended March 31, 2011 from $3.1 million for the three month period ended March 31, 2010 due to an eight percent decrease in natural gas production levels.

Operating netback

Perpetual’s operating netback decreased by $60.6 million to $35.0 million for the three months ended March 31, 2011 from $95.6 million for the three months ended March 31, 2010, due primarily to a decrease in realized gains on derivative contracts, partially offset by reduced operating costs, gas storage revenues and royalty expense.

Operating netback (1) reconciliation	($ millions)
Realized price decrease	(64.6)
Production decrease	(7.5)
Gas storage revenue	2.6
Royalty expense decrease	6.1
Operating cost decrease	2.6
Transportation cost decrease	0.2
Decrease in operating netback (1)	(60.6)

(1)

This is a non-GAAP measure; see “Other non-GAAP measures” in this MD&A.

Gas over bitumen royalty adjustments

In 2004 and 2005 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas (“Royalty Regulation”), which provide a mechanism whereby the Government may prescribe additional royalty components to effect a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the Alberta Energy and Utilities Board, or its successor the ERCB as a result of certain bitumen conservation decisions. The formula for calculation of the royalty reduction provided in the Royalty Regulation is:

0.5 x ((deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.3791/GJ))

The Corporation’s net deemed production volume for purposes of the royalty adjustment was 22.7 MMcf/d in the first quarter of 2011. Deemed production represents all Perpetual natural gas production shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the AEUB or ERCB, or through correspondence in relation to an AEUB ID 99-1 application.  In accordance with IL 2004-36, the deemed production volume related to wells shut-in is reduced by ten percent per year on the anniversary date of the shut-in order. Deemed production decreased 3.6 MMcf/d from 26.3 MMcf/d for the three months ended March 31, 2010, primarily due to the annual ten percent reduction in deemed production volumes. As a result of the ERCB’s interim shut-in decision announced on May 10, 2011 in respect of the Liege Assets, an additional 8 MMcf/d should be added to Perpetual’s deemed production effective June 1, 2011 for the purpose of calculating the monthly gas over bitumen royalty adjustments received from the Alberta government.

The majority of royalty adjustments received have been recorded on Perpetual’s statement of financial position rather than reported as revenue as the Corporation cannot determine if, when or to what extent the royalty adjustments may be repayable through incremental royalties if and when gas production recommences.  Royalty adjustments may be repayable to the Crown in the form of an overriding royalty on gas production from wells which resume production within the gas over bitumen area. However, all royalty adjustments are recorded as a component of funds flow.

Perpetual has disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreements, the Corporation continues to receive the gas over bitumen royalty adjustments related to the wells disposed, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer Perpetual’s responsibility. As a result of these dispositions, the gas over bitumen royalty adjustments received by the Corporation for the affected wells are now considered revenue since they will not be repaid to the Crown.

Gas over bitumen royalty adjustments are not paid to Perpetual in cash, but are a deduction from the Corporation’s monthly natural gas royalty invoices. In periods of exceptionally low gas prices, the Corporation’s net Crown royalty expenses have been too low to recover the full amount of the gas over bitumen royalty adjustments, and as such royalty adjustments for past periods will be recovered in future periods. Eventual realization of the royalty adjustments is highly likely as deemed production is reduced by ten percent annually, whereas the Corporation is focused on maintaining production and reserves year over year through capital spending programs, complemented with strategic acquisitions. Perpetual has a total of $8.9 million in royalty adjustments receivable as at March 31, 2011, which are netted against the gas over bitumen liability on the Corporation’s statement of financial position. These amounts are included in funds flows. The change in Perpetual’s gas over bitumen royalty obligation during 2010 and the first three months of 2011 is as follows.

Gas over bitumen royalty obligation ($ thousands)
Balance, December 31, 2009	77,167
Royalty adjustments	12,303
Less: revenue adjustments classified as revenue	(15,616)
Less: royalty adjustments not yet received	(3,357)
Balance, December 31, 2010	70,497
Royalty adjustments	2,697
Less: royalty adjustments classified as revenue	(1,353)
Less: royalty adjustments not yet received	(385)
Balance, March 31, 2011	71,456

General and administrative expenses

	Three months ended March 31
General and administrative expenses	2011	2010
Cash general & administrative	6,509	7,982
Share based compensation (1)	1,309	(761)
Total general & administrative	7,818	7,221

(1)

Non-cash item

Cash general and administrative costs for the first quarter of 2011 decreased to $6.5 million from $8.0 million for the three months ended March 31, 2010 due to reductions in consulting and information technology costs, as well as the elimination of general and administrative expenses related to the operation of Severo as a separate entity. Share based compensation expenses totaled $1.3 million for the current period as compared to a credit of $0.8 million for 2010. In 2011, under IFRS, the Corporation’s Share Options are accounted for as equity-settled awards; the fair value of each award at the grant date is expensed over the life of the option. The dividend bonus arrangement implemented in 2010 is considered a liability-settled award and is fair valued at every reporting date. For the six months ended June 30, 2010, when Perpetual was an energy trust, its unit incentive rights were considered liability-settled awards, and were fair valued at each reporting date, with the change in fair value being charged or credited to earnings.

Finance expenses

Interest expense was unchanged at $2.6 million for both the three months ended March 31, 2011 and 2010, as lower balances on the Corporation’s credit facility were offset by higher interest rates on borrowings and interest costs related to the issuance of senior notes on March 15, 2011.

Interest on convertible debentures for the three months ended March 31, 2011 increased to $4.9 million, compared to $4.4 million incurred for the three months ended March 31, 2010. The increase relates to the issue of a new series of 7% convertible debentures in May 2010, partially offset by the repayment of the Corporation’s 6.25% convertible debentures on June 30, 2010.

Funds flow

Funds flow netbacks decreased 70 percent to $1.89 per Mcfe in the first quarter of 2011 from $6.31 per Mcfe in the comparable period for 2010, driven primarily by lower realized gains on derivatives and lower gas prices for the current quarter. As a result of this decrease, funds flow declined to $23.9 million ($0.16 per common share) from $84.6 million ($0.66 per common share) for the first quarter of 2010.

Decommissioning obligations

The Corporation’s decommissioning obligation is estimated internally based on Perpetual’s net ownership interest in all wells and facilities and estimated costs to abandon wells, decommission facilities and reclaim leases and roads, and is discounted at a risk-free interest rate to arrive at a net present value figure. The timing of decommissioning expenditures is estimated based on the reserve life of assets according to the Corporation’s external reserve report prepared as of December 31, 2010. These expenditures are currently expected to occur over the next 25 years with the majority of costs incurred between 2016 and 2021. Perpetual’s decommissioning obligations decreased from $236.2 million at December 31, 2010 to $226.4 million at March 31, 2011 due to property sales and an increase in the discount rate used to measure the obligations.

Exploration and evaluation expenses

Exploration and evaluation expenses include lease rentals paid on undeveloped lands, seismic expenditures, amortization expense on undeveloped lands and expired leases. Exploration costs increased to $5.1 million for the three months ended March 31, 2011 from $4.0 million for the comparable period in 2010 due primarily to higher expenses related to undeveloped land expiries.

Depletion and depreciation

Depletion and depreciation (“D&D”) expense decreased from $54.9 million in the first quarter of 2010 to $28.7 million in 2011 primarily due to a change in the reserve estimates used in this calculation. In 2010 and prior years, D&D expense was calculated based on proved developed reserves for exploration and development costs and total proved reserves for acquisition costs. In 2011, as part of the transition to IFRS, the Corporation elected to use total proved and probable reserves, incorporating future development costs, to measure D&D expense. The effect of this change was to increase the useful life of the Corporation’s oil and gas properties, and reduce D&D expense by $26.6 million compared to D&D expense calculated in accordance with the previous methodology for the current period. Perpetual believes that the current methodology is a better reflection of the useful life of the Corporation’s assets.

Income taxes

Perpetual recorded a deferred tax recovery of $0.6 million for the three months ended March 31, 2011 related to timing differences between book and tax values of the Corporation’s gas storage assets (three months ended March 31, 2010 – $nil). The tax values of the Corporation’s non-gas storage assets currently exceed the related book values. Deferred income tax is a non-cash item and does not affect the Corporation’s funds flows or its cash available for dividends.

At March 31, 2011, the Corporation’s consolidated income tax pools are estimated to be $856 million. Actual tax pool amounts will vary as tax returns are finalized and filed.

Net earnings (loss)

The Corporation reported a net loss of $27.3 million ($0.18 per basic and diluted common share) for the three months ended March 31, 2011 as compared to net earnings of $20.6 million ($0.16 per basic trust unit and $0.15 per diluted trust unit) for the 2010 period. The net loss is due to a reduction in funds flows from previous quarters, an unrealized loss of $4.1 million on derivatives and a $5.0 million loss on asset sales, partially offset by a 48 percent reduction in D&D charges for the current quarter.

SUMMARY OF QUARTERLY RESULTS

Quarterly earnings in the following summary are presented in accordance with GAAP prior to the transition to IFRS, with the exception of the first quarter of 2011.

Quarterly results	Three months ended
($ thousands except where noted)	Mar 31, 2011	Dec 31, 2010	Sept 30, 2010	June 30, 2010
Oil and natural gas revenues (1)	60,900	61,718	61,254	64,108
Oil and natural gas production (MMcfe/d)	140.7	145.1	151.0	165.2
Funds flow (2)	23,923	70,509	46,078	36,162
Per common share – basic (2)	0.16	0.48	0.32	0.25
Net loss	(27,260)	(19,874)	(1,710)	(44,211)
Per common share - basic	(0.18)	(0.13)	(0.01)	(0.31)
- diluted	(0.18)	(0.13)	(0.01)	(0.31)
Realized price ($/Mcfe) (3)	4.68	7.83	6.18	5.54
Average AECO Monthly Index price ($/Mcf)	3.77	4.13	3.72	3.86

Quarterly results	Three months ended
($ thousands except where noted)	Mar 31, 2010	Dec 31, 2009	Sept 30, 2009	June 30, 2009
Oil and natural gas revenues (1)	73,139	56,987	47,875	58,631
Oil and natural gas production (MMcfe/d)	149.2	145.9	152.4	165.5
Funds flow (2)	84,419	39,409	59,599	91,186
Per common share - basic (2)	0.66	0.32	0.49	0.81
Net earnings (loss)	37,250	(11,287)	(44,679)	(8,835)
Per common share - basic	0.29	(0.09)	(0.36)	(0.08)
- diluted	0.29	(0.09)	(0.36)	(0.08)
Realized price ($/Mcfe) (3)	9.78	5.87	7.51	9.10
Average AECO Monthly Index price ($/Mcf)	5.36	4.23	3.02	3.66

(1)

Excludes realized gains (losses) on derivatives, but includes gas storage revenue.

(2)

These are non-GAAP measures; see “Other non-GAAP measures” in this MD&A.

(3)

Realized natural gas price includes realized gains and losses on financial derivatives and physical forward sales contracts.

Oil and natural gas revenues are a function of production levels and natural gas prices. Revenues were highest in the first quarter of 2010 when AECO prices were highest, averaging $5.36 per Mcf, and lowest in the third quarter of 2009, when the AECO Monthly Index price averaged $3.02 per Mcf. Perpetual uses derivatives to mitigate the effect of volatility in AECO prices on funds flows, and in recent quarters has shifted its exploration and asset development strategy to focus on oil and liquids-rich natural gas. Therefore funds flows will trend with Perpetual’s production mix, realized commodity prices and changes in production levels. Funds flows were highest in the second quarter of 2009 and the first quarter of 2010 as a result of realized gas prices of $9.10 and $9.78 per Mcfe, respectively. Funds flows are lowest in the first quarter of 2011 due to a reduction in realized gains on derivatives relative to previous quarters, leading to a realized price of $4.68 per Mcfe.

Net earnings are a function of funds flows and non-cash charges, such as D&D, impairment losses and unrealized gains (losses) on derivatives. Due to the volatility of natural gas prices and the Corporation’s risk management position, net earnings (losses) also fluctuated with changes in AECO gas prices as of each reporting date. Net earnings were highest in the first quarter of 2010 as a result of high funds flows and unrealized gains on derivatives of $16.7 million.  The net losses in the second and fourth quarters of 2010 and the third quarter of 2009 were due to unrealized losses of $34.4 million, $47.7 million and $45.8 million, respectively on the change in mark-to-market value of Perpetual’s derivatives during those periods.

LIQUIDITY, CAPITALIZATION AND FINANCIAL RESOURCES

Capitalization and financial resources
($ thousands except per common share and percent amounts)	March 31, 2011	December 31, 2010
Bank debt	65,187	182,612
Senior notes, measured at principal amount	150,000	-
Working capital deficiency (surplus) (1)	33,576	31,934
Convertible debentures, measured at principal amount	234,897	234,897
Net debt	483,660	449,443
Common shares outstanding (thousands)	148,309	148,284
Market price at end of period ($ per common share)	4.16	3.93
Market value of common shares	616,965	582,756
Total capitalization (1)	1,100,625	1,032,199
Net debt as a percentage of total capitalization (%)	43.9	43.5
Trailing four quarters funds flow (1)	176,771	237,470
Net debt to funds flow ratio (times) (1)	2.7	1.9

(1)

These are non-GAAP measures; see “Other non-GAAP measures” in this MD&A. .

Bank debt

Perpetual has a revolving credit facility with a syndicate of Canadian chartered banks (the “Credit Facility”). The revolving nature of the facility expires on May 31, 2011 if not extended. The borrowing base on the Credit Facility was reduced to $250 million from $300 million during the current quarter as a result of the offering of senior notes completed on March 15, 2011. The next borrowing base review is scheduled for May 31, 2011. At current interest rates and applicable margins, the effective interest rate on the Corporation’s bank debt is approximately 4.2 percent. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and acquired property of the Corporation as well as unconditional full liability guarantees from all subsidiaries except WGSI in respect of amounts borrowed under the facility. Bank debt drawn on Perpetual’s credit facility decreased $117.4 million from December 31, 2010 due to proceeds received from the issuance of senior notes on March 15, 2011, partially offset by capital expenditures in excess of funds flows for the period. In addition to amounts outstanding under the credit facility Perpetual has outstanding letters of credit in the amount of $5.9 million.

Senior notes

On March 15, 2011 Perpetual issued $150 million of seven-year senior unsecured notes (the “Senior Notes”). The Senior Notes are direct senior unsecured obligations of Perpetual ranking pari passu with all other present and future unsecured and unsubordinated indebtedness of the Corporation. The Senior Notes bear interest at 8.75%, payable semi-annually, and mature on March 15, 2018. Net proceeds from the offering of approximately $146.3 million after issue costs were used initially to repay amounts outstanding under the Credit Facility.

Convertible debentures

As at March 31, 2011, the Corporation had 6.5 percent convertible debentures issued in June 2007 (6.50% Debentures – PMT.DB.C), 7.25 percent convertible debentures issued in April 2006 and amended in 2009 (7.25% Debentures – PMT.DB.D) and 7.0 percent convertible debentures issued in May 2010 (7.0% Debentures – PMT.DB.E). The Corporation’s 6.25 percent convertible debentures were repaid in cash on June 30, 2010. All series of debentures are repayable on the maturity date in cash or in common shares, at the option of Perpetual.

On May 26, 2010, the Corporation issued $60.0 million of convertible unsecured junior subordinated debentures with an interest rate of 7.0 percent per annum, payable semi-annually on the last day of June and December commencing on December 31, 2010. The 7.0% Debentures will mature on December 31, 2015 and are subordinated to Perpetual’s credit facility and all other outstanding convertible debentures. The Corporation incurred $2.8 million in fees in connection with the issuance, which has been netted against the carrying amount of the debentures on the statement of financial position and will be amortized over the life of the debentures.

Convertible debentures	6.50%	7.25%	7.00%
Principal issued ($ millions)	75.0	100.0	60.0
Principal outstanding ($ millions)	74.9	100.0	60.0
Trading symbol on the Toronto Stock Exchange (“TSX”)	PMT.DB.C	PMT.DB.D	PMT.DB.E
Maturity date	June 30, 2012	January 31, 2015	December 31, 2015
Conversion price ($ per common share)	14.20	7.50	7.00
Fair market value ($ millions)	76.6	102.4	61.4

Fair values of debentures are calculated by multiplying the number of debentures outstanding at March 31, 2011 by the quoted market price per debenture at that date. None of the debentures were converted into common shares during the three months ended March 31, 2011.

Net debt to funds flow increased to 2.7 times for the three months ended March 31, 2011 compared to 1.9 times for the quarter ended December 31, 2010, primarily due to a decrease in funds flows for the current period driven by lower realized natural gas prices. Perpetual had anticipated a low natural gas price environment in 2011 and crystallized $37.3 million in gains on derivatives in the fourth quarter of 2010 related to 2011 financial natural gas contracts, in order to pre-fund the majority of its capital spending programs for the first three months of 2011. This strategy had the effect of reducing the Corporation’s net debt at December 31, 2010, as the related capital expenditures were not initiated until the current period. A reconciliation of the increase in net debt from December 31, 2010 to March 31, 2011 is as follows:

Reconciliation of net debt	($ millions)
Net debt, December 31, 2010	449.4
Capital expenditures (exploration & development and other)	51.1
Gas storage capital expenditures	5.6
Dispositions, net of acquisitions	(8.4)
Funds flow (1)	(23.9)
Dividends	13.3
Expenditures on decommissioning obligations	1.1
Funds received for gas storage arrangement	(9.9)
Issue costs on Senior Notes	3.7
Unrealized loss on marketable securities	1.3
Gas over bitumen royalty adjustments not yet received	0.4
Net debt, March 31, 2011	483.7

(1)

These are non-GAAP measures; see “Other non-GAAP measures” in this MD&A.

Gas storage arrangement

As part of the Corporation’s semi-annual borrowing base redetermination in May 2010, Perpetual’s gas reserves in the Warwick Glauconitic-Nisku A pool were removed from the assets dedicated to secure the syndicated banking facility. In order to provide non-bank funding for a portion of the WGSI Facility, Perpetual has entered into a gas sale and storage transaction which includes the forward sale of these reserves, currently in the storage reservoir, that provide the “cushion” gas for the storage operation. In accordance with the storage arrangement funding, Perpetual received $31.6 million on June 30, 2010 and an additional $10.0 million ($9.9 million net of transaction fees) in the first quarter of 2011, both of which have been recorded as a gas storage arrangement liability on the Corporation’s statement of financial position. In exchange for the funds received, Perpetual agreed to deliver eight Bcf of natural gas to the counterparty during the first quarter of 2013. Perpetual has since extended the delivery term to the first quarter of 2015. The gas storage liability on the statement of financial position represents the estimated net present fair value of the future delivery obligation and as such, the liability will be accreted until its maturity, using the effective interest rate method. A derivative asset or liability and a corresponding unrealized gain on derivatives on the statement of earnings are also recorded related to the change in the forward price curves for natural gas on the delivery date. For the current three-month period Perpetual recorded an unrealized loss of $2.7 million on the gas storage arrangement, as the mark-to-market derivative asset changed from $3.6 million at December 31, 2010 to $0.8 million at March 31, 2011 due to an increase in the forward market for natural gas prices.

Dividends

Dividends are determined monthly by the Board of Directors of the Corporation taking into account Perpetual’s forecasted production, capital spending and funds flow, forward natural gas prices, the Corporation’s current risk management position, targeted debt levels and debt repayment obligations. Amongst other things, the following items are considered in arriving at cash dividends to Shareholders:

•

Exploration and development expenditures;

•

Projected production additions;

•

Debt repayments to the extent required or deemed appropriate by management to preserve financial strength for future opportunities;

•

Base production forecasts;

•

Current financial and physical forward natural gas sales contracts;

•

Forward market for natural gas prices;

•

Site reclamation and abandonment expenditures; and

•

Working capital requirements.

Dividends for the first quarter of 2011 totaled $13.3 million or $0.09 per common share consisting of $0.03 per common share paid on February 15, March 15 and April 15. The Corporation’s payout ratio, which is the ratio of dividends to funds flow, was 55.8 percent in the current quarter as compared to 22.7 percent for the first quarter of 2010. Commencing with the May 2011 dividend payable on June 15, Perpetual reduced its monthly dividend to $0.015 per share in order to allocate additional capital to its high return oil and liquids-rich gas development projects. Perpetual’s dividends are less than funds flow as the Corporation retains a portion of its funds flow to finance capital expenditures and debt repayments. The payout ratio in future periods will largely be determined by the Corporation’s capital spending plans and resulting production levels, royalty rates, operating costs and natural gas prices, which have historically experienced significant volatility. From the inception of the Trust in February 2003 through to the March 2011 dividend paid on April 15, 2011, Perpetual has paid over $1.1 billion in dividends to Shareholders, or $14.414 per common share.

Perpetual has a Premium DividendTM and Dividend Reinvestment Plan (the "Premium DRIP Plan") which allows eligible Shareholders to elect, under the dividend reinvestment component of the Premium DRIP Plan, to have their monthly cash dividends reinvested in additional common shares on the applicable dividend payment date.  Participants in the dividend reinvestment component of the Premium DRIP Plan will have the ability to purchase common shares with dividend proceeds at a price per common share equal to 95 percent of the Average Market Price (as defined in the Premium DRIP Plan). The Premium DRIP Plan also allows eligible Shareholders to otherwise elect, under the Premium DividendTM component of the Premium DRIP Plan, to have these additional common shares delivered to the designated Plan Broker in exchange for a premium cash payment equal to 102 percent of the cash dividend such Shareholders would otherwise have received on the applicable dividend payment date.  In the event that eligible Shareholders elect to participate in the Premium DividendTM component of the Premium DRIP Plan, the additional common shares delivered to the designated Plan Broker will be issued from treasury at a five percent discount to the Average Market Price. Beginning with the November 2010 dividend the availability of common shares under the Premium DRIP Plan was suspended until further notice.

Perpetual anticipates that dividends and capital expenditures for 2011 will be funded by funds flow and drawings on the Corporation’s credit facility; however changes in natural gas prices, cash netbacks and production levels can affect future capital spending plans and dividends. Acquisitions will continue to be funded through a combination of internally generated funds, equity offerings and debt financing. Where dividends exceed net earnings, a portion of the cash dividends declared may represent an economic return of capital to the Corporation’s Shareholders.

Outlook and sensitivities

The Board of Directors of Perpetual has approved an increase in the Corporation’s 2011 capital spending budget to $135 million, of which $56.6 million was spent in the first quarter. The following sensitivity table reflects Perpetual’s projected realized gas price, monthly funds flow and payout ratio, as well as projected ending 2011 net debt at certain AECO natural gas price levels. These sensitivities incorporate a light oil par price at Edmonton of $99 per bbl, a monthly dividend of $0.03 per common share for January to April 2011 and $0.015 per share for May to December, the disposition of undeveloped lands in west central Alberta for proceeds of $14 million in the second quarter of 2011, full year operating costs of $87 million, cash general and administrative expenses of $29 million and an interest rate on bank debt of four percent.

	Average AECO Monthly Index gas price for 2011 ($/GJ) (1)
Full year 2011 funds flow outlook	$3.00	$4.00	$5.00
Natural gas production (MMcf/d)	135	135	135
Oil and NGL production (bbl/d)	2,150	2,150	2,150
Realized price ($/Mcfe) (1)	4.53	5.27	6.00
Total funds flow ($millions) (2)	86	120	149
Per Share ($/Share/month)	0.048	0.067	0.084
Payout ratio (%) (2)	41	30	24
Ending net bank debt ($millions) (2)	128	94	64
Ending net debt ($millions) (2)(3)	513	479	449
Ending net bank debt to funds flow ratio (times) (2)(3)	1.5	0.8	0.4
Ending total net debt to funds flow ratio (times) (2)(3)	6.0	4.0	3.0

(1)

The current settled and forward average AECO price for 2011 as of May 16, 2011 is $3.70 per GJ. Realized price is equal to total revenue divided by mcf equivalent production.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.

(3)

Net debt includes convertible debentures and Senior Notes, both measured at principal amount. Ratios are calculated as ending net bank debt or ending net debt divided by estimated annual funds flow.

Estimated capital spending of $78.4 million for the last three quarters of 2011 will be directed primarily to oil and liquids-rich projects with the goal of accelerating Perpetual’s commodity diversification strategy. The Corporation has planned:

•

Two net Wilrich development wells to maintain production at the recently expanded 16-10 compressor station at its maximum capacity of 30 MMcf/d;

•

Two additional Wilrich delineation wells targeting further expansion of the currently defined Edson prospect;

•

One net exploration well targeting the Halfway and Montney formations and one net horizontal well targeting the Dunvegan formation in the West Central District;

•

An eight well horizontal program, beginning after spring break up, targeting further development of a Sparky heavy oil pool in the Mannville area of east central Alberta;

•

Development drilling of 26 deviated wells to increase production and recovery from the regional Lloyd formation pool evaluated in the fourth quarter of 2010;

•

A ten well exploratory program of vertical and horizontal wells designed to test the inflow of seven additional Mannville heavy oil pools.  This program will evaluate the development scope for further 2012 infill drilling;

•

One additional horizontal well at Warwick to further increase the working gas capacity of the gas storage facility;

•

A pilot project to evaluate various prospective fracture stimulation technologies to define the economic development potential of the Corporation’s vast Viking/Colorado shallow shale gas play in east central Alberta; and

•

Reservoir simulation and modelling to assess various technologies for recovery of bitumen from the Bluesky formation at Panny.

The Corporation expects to exit 2011 with approximately 153 MMcfe/d of production, including 3,200 bbl/d of oil and NGL (12.5 percent of total production), thereby strengthening future funds flow.

OTHER NON-GAAP MEASURES

Payout ratio

Payout ratio refers to dividends measured as a percentage of funds flow for the period and is used by management to analyze funds flow available for development and acquisition opportunities as well as overall sustainability of dividends. Funds flow does not have any standardized meaning prescribed by GAAP and therefore payout ratio may not be comparable to the calculation of similar measures for other entities.

Operating and funds flow netbacks

Operating and funds flow netbacks are used by management to analyze margin and funds flow on each Mcfe of oil and natural gas production. Operating and funds flow netbacks do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to the calculation of similar measures for other entities. Operating and funds flow netbacks should not be viewed as an alternative to cash flow from operations, net earnings per common share or other measures of financial performance calculated in accordance with GAAP.

Total capitalization

Total capitalization is equal to net debt including Senior Notes and convertible debentures plus market value of issued equity and is used by management to analyze leverage.  Total capitalization as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Corporation.

Revenue, including realized gains (losses) on derivatives and total revenue

Revenue, including realized gains (losses) on derivatives, includes call option premiums received and is used by management to calculate the Corporation’s net realized natural gas price taking into account monthly settlements on financial forward natural gas sales and foreign exchange contracts. These contracts are put in place to protect Perpetual’s funds flows from potential volatility in natural gas prices, and as such any related realized gains or losses are considered part of the Corporation’s natural gas price. Total revenue refers to all cash components of production and gas storage revenues, including oil and natural gas sales, realized gains (losses) on derivatives and call option premiums. Total revenue in this MD&A does not include royalties, gas over bitumen revenues or unrealized gains (losses) on derivatives. Revenue, including realized gains (losses) on derivatives and total revenue do not have any standardized meaning as prescribed by GAAP and should not be reviewed as an alternative to Revenue or other measures calculated in accordance with GAAP.

Net debt and net bank debt

Net bank debt is measured as bank debt including net working capital (deficiency) excluding short-term derivatives related to the Corporation’s risk management activities, the current portion of convertible debentures and share based payment liabilities. Net debt includes Senior Notes and convertible debentures, measured at principal amount. Net bank debt and net debt are used by management to analyze leverage. Net bank debt and net debt do not have any standardized meaning prescribed by Canadian GAAP and therefore these terms may not be comparable with the calculation of similar measures for other entities.

Working capital (deficiency)

Working capital and working capital deficiency are calculated by the Corporation as current assets less current liabilities, excluding assets and liabilities relating to derivatives, share-based payments and the current portion of convertible debentures, in order to analyze short-term cash requirements without including mark-to-market balances that may settle for significantly different amounts than those presented on the statement of financial position. Working capital (deficiency) as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable with the calculation of working capital (deficiency) for other entities.

INTERNAL CONTROLS

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Corporation's financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with GAAP.  The Corporation's Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision internal controls over financial reporting related to the Corporation, including its consolidated subsidiaries.

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation is accumulated and communicated to the Corporation's management, as appropriate, to allow timely decisions regarding required disclosure. Perpetual’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of March 31, 2011 that the Corporation's disclosure controls and procedures are effective to provide reasonable assurance that material information related to Perpetual, including its consolidated subsidiaries, is made known to them by others within those entities. During the three months ended March 31, 2011, there have been no changes in Perpetual’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

NEW ACCOUNTING STANDARDS

Transition to IFRS

Effective January 1, 2011, GAAP as accepted in Canada prior to 2011 (“Previous GAAP”) has been conformed to IFRS for publicly accountable enterprises, with a transition date of January 1, 2010. The Corporation’s interim financial statements for period ended March 31, 2011 were prepared in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards and IAS 34, Interim Financial Reporting. Comparative information for 2010 is presented using IFRS unless otherwise noted.

Perpetual’s accounting policies are presented in note 3 to the condensed interim consolidated financial statements, and note 18 contains reconciliations between the Corporation’s financial position, financial performance and cash flows under IFRS and under Previous GAAP.

In accordance with IFRS 1, Perpetual elected to apply certain exemptions available on first-time adoption of IFRS, as follows.

Business combinations

The Corporation applied the IFRS 1 exemption for business combinations.  This allows the Corporation not to restate its previously recorded business combinations incurred under Canadian GAAP before the January 1, 2010 transition date.  In applying this exemption the Corporation has reviewed its statements of financial position and operations for any items that would require additional recognization or reclassification namely property, plant, and equipment, intangible E&E assets, leases, and provisions.

Borrowing costs

The Corporation elected to apply IAS 23 borrowing costs and capitalized borrowing costs from an effective date of August 1, 2009.  This date coincides with the onset of development of the Warwick natural gas storage reservoir.  Borrowing costs associated with this development and subsequent facility construction after August 1, 2009 are capitalized prospectively.

Embedded derivative in convertible debentures

The Corporation has elected to apply the exemption in IFRS 1 not to restate the embedded derivative portion of the convertible debentures no longer outstanding as of January 1, 2010.

Leases

The Corporation elected the exemption in IFRS 1 that allows the Corporation to evaluate any contracts to determine whether in fact they are leases according to circumstances that existed at the transition date.  The Corporation’s leases were not reassessed to determine whether an arrangement contained a lease under International Financial Reporting Interpretations Committee 4, “Determining whether an Arrangement contains a Lease” for contracts that were already assessed under Canadian GAAP.

Share based payments

IFRS 2 - Share Based Payments has not been applied to equity instruments related to share based compensation arrangements that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before January 1, 2010.  For cash-settled share based payment arrangements, the Corporation has not applied IFRS 2 to liabilities that were settled before January 1, 2010.

Changes in accounting policies

Significant accounting policy differences between IFRS and Previous GAAP relate primarily to property, plant and equipment, decommissioning obligations and derivatives. Specific policy differences are as follows.

Exploration and evaluation (“E&E”) assets

Under Previous GAAP, the Corporation followed the successful efforts method of accounting for oil and natural gas operations.  Under this method, the Corporation capitalized only those costs that result directly in the discovery of oil and natural gas reserves.  Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, were charged to net earnings or loss as incurred.  Leasehold acquisition costs, including costs of drilling and equipping successful wells, were capitalized.  Unproved properties were carried at cost, amortized over the average lease term and tested for impairment annually, with any carrying amount in excess of fair value charged to net earnings or loss.  The net cost of unproductive wells, abandoned wells and surrendered leases were charged to net earnings or loss in the year of abandonment or surrender.

In accordance with IFRS 6 – Exploration for and Evaluation of Mineral Resources, the Corporation assessed the classification of activities designated as E&E which then determines the appropriate accounting treatment and classification of the costs incurred.

Property, plant and equipment

The cost of property, plant and equipment at January 1, 2010, the date of transition to IFRS, remained the same under IFRS as Previous GAAP, adjusted only to segregate E&E expenditures, to adjust asset cost for revised decommissioning obligations and to record gains (losses) on dispositions under IFRS.

Under Previous GAAP, proceeds from dispositions were deducted from the successful efforts cost pool without recognizing a gain or loss unless the deduction resulted in a change to the depletion rate of 20 percent or greater, in which case a gain or loss was recorded.

Under IFRS, gains or losses are recorded on dispositions and are calculated as the difference between the proceeds and the net book value of the assets disposed.

Depletion and depreciation

Under Previous GAAP Perpetual used proved developed reserves as the basis for depleting exploration and development costs, and total proved reserves as the basis for depleting acquisition costs. Under IFRS, the Corporation has elected to use proved plus probable reserves, incorporating future development costs, as the basis for depleting all oil and gas capital costs. As a result, the Corporation’s depletion rate per Mcfe of production has decreased compared to previous periods, and D&D expense has also decreased. This change was made effective January 1, 2011.

Decommissioning obligations

Decommissioning obligations (asset retirement obligations) had been measured under Previous GAAP based on the estimated future cost of decommissioning, discounted using a credit-adjusted risk free rate, however under IFRS the liability was required to be re-measured based on changes in estimates including discount rates.  The Corporation has chosen a risk free rate as the appropriate discount rate for calculating all decommissioning obligations under IFRS.    Perpetual restated the amount of decommissioning obligations as of the IFRS transition date of January 1, 2010 to reflect a risk free interest rate which varied from 1.92 to 4.08 percent over the period of time since the inception of the Corporation.  The corresponding increase to the decommissioning liability at the transition date resulted in higher depletion and depreciation expense and lower accretion expense as well as adjustments to the gain on dispositions of property, plant, and equipment in 2010.

Asset and goodwill impairment

Under Previous GAAP, asset impairment is a two-stage test, where the carrying amount of the asset is first compared to the sum of the expected undiscounted future cash flows; if the first test indicates that an impairment exists, then the impairment loss recorded is measured as the difference between the carrying amount and the fair value. Under IFRS, assets are separated into cash-generating units (CGUs), and the greater of value in use and fair value less costs to sell is used both to gauge the likelihood of and record the amount of the impairment. As a result of applying IFRS, the Corporation recorded impairment charges of $24.3 million to its statement of earnings for 2010. Impairment losses can also be reversed under IFRS, which is not permitted under Previous GAAP.

As part of its transition to IFRS, the Corporation elected to restate only those business combinations that occurred on or after January 1, 2010.  In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under the Corporation’s previous accounting framework.  At January 1, 2010, the Corporation carried out an impairment test on its goodwill at the CGU level.  The Corporation derecognized $23.1 million of goodwill previously recorded on an acquisition assigned to properties disposed prior to January 1, 2010.

Trust units and convertible debentures

For the first six months of 2010, where Perpetual was an income trust, its Trust Units did not qualify as equity instruments under IFRS guidelines, and were classified as liabilities on the Trust’s IFRS statements of financial position dated January 1, 2010 and March 31, 2010. The Trust Units were not considered a derivative and were carried at cost on the statement of financial position under Previous GAAP prior to conversion to a corporation. As a result of this classification, trust unit distributions were recorded as interest expense in Perpetual’s statement of earnings for the first six months of 2010. This conclusion also affects the accounting for unit incentive-based compensation and the portion of the convertible debentures that reflect the option to convert the debenture to trust units, both of which were recorded in equity under Previous GAAP but were classified as liabilities for the first six months of 2010, and fair valued every reporting date. Subsequent to Perpetual’s conversion to a corporation, common shares outstanding are classified as equity in the Corporation’s financial statements.

Share based payments

Prior to the corporate conversion Perpetual had a unit incentive plan (“Unit Incentive Plan”), which was accounted for as a liability-settled award for IFRS due to the trust units being considered liabilities. A liability was recorded on the statement of financial position at January 1, 2010 for the estimated fair value of the rights issued under the plan. The liability was then fair valued every reporting date, with changes in fair value being charged or credited to earnings. Under Previous GAAP, grants under the Unit Incentive Plan were treated as equity-settled awards due to the treatment of trust units as equity.

Upon conversion to a corporation the Unit Incentive Plan was replaced with the Share Option Plan (“Share Option Plan”), and Perpetual implemented a dividend bonus arrangement (“Dividend Bonus Arrangement”), whereby holders of Share Options would, upon exercising the Share Options, receive a cash payment equal to the total dividends declared on the number of Share Options exercised.  Under IFRS the Share Option Plan is accounted for as an equity- settled award, and the Dividend Bonus Arrangement is accounted for as a liability-settled award. Both components are fair valued at the grant date, but the dividend bonus portion is re-fair valued every reporting date with changes in value being charged or credited to earnings, while the grant date fair values of the Share Options are expensed over the estimated life of the option. Under Previous GAAP, the Share Option Plan and Dividend Bonus Arrangement were treated as one liability-settled plan, and fair valued every reporting period.

In accordance with IFRS the graded vesting feature of the Share Options and estimated forfeiture rates must be reflected in the grant date fair values, whereas under Previous GAAP grants were fair valued as one tranche and forfeitures were accounted for as they occurred.

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based on the Corporation’s consolidated financial statements which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Perpetual bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

Accounting for petroleum and natural gas operations

The Corporation capitalizes all costs that result directly in the discovery of petroleum and natural gas reserves including acquisitions, successful exploratory wells, development costs and the costs of support equipment and facilities. Geological and geophysical costs, lease rentals and exploratory dry holes are charged to net earnings in the period incurred. Capitalized costs that are exploratory in nature such as undeveloped land acquisitions, oilsands evaluation expenditures and exploration drilling are included in E&E costs, while development and construction costs are included in property, plant and equipment. Costs are transferred from E&E to property, plant and equipment once technical feasibility and commercial viability of the underlying resource have been established. Accounting for petroleum and natural gas operations requires management’s judgment to determine the proper designation of wells as either developmental or exploratory which will ultimately determine the proper accounting treatment of the costs incurred. The results of a drilling operation can take considerable time to analyze and the determination that commercial reserves have been discovered requires both judgment and application of industry experience.  The evaluation of petroleum and natural gas leasehold acquisition costs requires management’s judgment to evaluate the fair value of land in a given area.

Reserve estimates

Estimates of the Corporation’s reserves included in its consolidated financial statements are prepared in accordance with guidelines established by the Canadian Securities Administrators. Reserve engineering is a subjective process of estimating underground accumulations of petroleum and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

Perpetual’s reserve information is based on estimates prepared by its independent petroleum consultants. Estimates prepared by others may be different than these estimates.  Because these estimates depend on many assumptions, all of which may differ from actual results, reserve estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered.  In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.  The estimates of reserves impact depletion, impairment, dry hole expenses and decommissioning obligations.

Business combinations

The acquisition method of accounting is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition of control. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their recognized amounts (generally fair value) at the acquisition date.  The excess of the cost of acquisition over the recognized amounts of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill.  If the cost of acquisition is less than the recognized amount of the net assets acquired, the difference is recognized as a bargain purchase gain in net earnings or loss.

Derivatives

Fair values of derivatives such as forward sales contracts, the gas storage obligation and share based payment liabilities are based on estimates of fair values, which are subject to management’s judgment and measurement uncertainty. Fair values of Share Options are calculated using a binomial lattice option pricing model and involve assumptions such as volatility, expected option life and expected dividend yield.

The Corporation uses estimates to allocate the debenture proceeds from convertible debenture issuances between debt and the derivative debenture liability or equity components, as appropriate.

Impairment of petroleum and natural gas properties

The Corporation reviews its proved properties for impairment on a CGU basis.  For each property, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of that property may not be recoverable. The impairment provision is based on the excess of carrying value over the greater of value in use or fair value less costs to sell. Reserve estimates and estimates for natural gas prices and production costs may change and there can be no assurance that impairment provisions will not be required in the future.

Management’s assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales impacts the amount and timing of impairment provisions.

Decommissioning obligations

The decommissioning obligations recorded in the consolidated financial statements are based on the estimated total costs for future site restoration and abandonment of the Corporation’s oil and natural gas properties, discounted at a risk-free interest rate. This estimate is based on management’s analysis of production structure, reservoir characteristics and depth, market demand for equipment, currently available procedures, the timing of expenditures and discussions with construction and engineering consultants.  Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors including changing technology and political and regulatory environments.  The appropriate risk-free discount rate is selected based on estimated timing to reclamation and is subject to change as the estimated timelines change. The decommissioning obligations do not include any adjustment for the net salvage value of tangible equipment and facilities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Perpetual’s operations are affected by a number of underlying risks both internal and external to the Corporation.  These risks are similar to those affecting others in the oil and gas producers sector.  The Corporation’s financial position, results of operations and cash available for dividend to Shareholders are directly impacted by these factors.

Gas over bitumen

Recent decisions by the ERCB have brought into question Perpetual’s ability to continue to produce natural gas from all of the Wabiskaw and McMurray formations in certain parts of the Athabasca Oil Sands Area in Northeast Alberta.  The ERCB and its predecessor the AEUB have ordered shut-ins of some of the Corporation’s production and reserves in this area.

The production from the Liege Assets which were shut-in prior to the sale of the property was subject to an interim shut-in decision by the Alberta Energy Resources Conservation Board (“ERCB”) announced on May 10, 2011. Perpetual retained operatorship of the Liege Assets in order to be eligible to receive any related gas over bitumen royalty adjustments once the decision was made, and now anticipates receiving these adjustments commencing on June 1, 2011. There is a risk that other wells in which Perpetual has an interest may be the subject of future shut-in orders.

Contingent Resources

In general, estimates of gross original resources and recoverable resources are based upon a number of factors and assumptions made as of the date on which the estimates were determined, such as geological, technological and engineering estimates and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in forward-looking estimates.

These risks and uncertainties include but are not limited to: (1) the fact that there is no certainty that the zones of interest will exist to the extent estimated or that the zones will be found to have oil with characteristics that meet or exceed the minimum criteria in terms of net pay thickness, porosity or oil saturation, or that the oil will be commercially recoverable to the extent estimated; (2) risks inherent in the heavy oil and oil sands industry; (3) the lack of additional financing to fund the Corporation's exploration activities and continued operations; (4) fluctuations in foreign exchange and interest rates; (5) the number of competitors in the oil and gas industry with greater technical, financial and operations resources and staff; (6) fluctuations in world prices and markets for oil and gas due to domestic, international, political, social, economic and environmental factors beyond the Corporation’s control; (7) changes in government regulations affecting oil and gas operations and the high compliance cost with respect to governmental regulations; (8) potential liabilities for pollution or hazards against which  the Corporation cannot adequately insure or which the Corporation may elect not to insure; (9) the Corporation’s ability to hire and retain qualified employees and consultants; (10) contingencies affecting the classification as reserves versus resources which relate to the following issues as detailed in the COGE Handbook: ownership considerations, drilling requirements, testing requirements, regulatory considerations, infrastructure and market considerations, timing of production and development, and economic requirements; (11) the fact that there is no certainty that any portion of contingent resources will be commercially viable to produce; (12) the fact that there is no certainty that any portion of the prospective resources will be discovered and if discovered, there is no certainty that it will be commercially viable to produce any portion of the resources; and (13) other factors beyond the Corporation’s control.

Depletion of reserves

The Corporation has certain unique attributes which differentiate it from some other oil and gas industry participants.  Dividends, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil and natural gas reserves.  Perpetual does not expect to reinvest cash flow in the same manner as some other industry participants as one of the main objectives of the Corporation is to maximize long-term dividends.  Accordingly, absent sufficient capital injections, Perpetual’s initial production levels and reserves will decline.

Perpetual’s future oil and natural gas reserves and production and therefore its funds flows will be highly dependent on Perpetual’s success in exploiting its reserve base and discovering, developing and acquiring additional reserves.  Without reserves additions through acquisition or development activities, the Corporation’s reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital including the issuance of additional common shares become limited or unavailable Perpetual’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves may be impaired.  To the extent that Perpetual is required to use funds flow to finance capital expenditures or property acquisitions, the level of dividends may be reduced.

Perpetual reinvests capital to minimize the effects of natural production declines on its asset base. The Corporation currently estimates that capital expenditures on production addition activities of at least $90 million annually are required to maintain production at current levels. There can be no assurance that Perpetual will be successful in developing or acquiring additional reserves on terms that meet the Corporation’s investment objectives.

Other risks and uncertainties affecting Perpetual’s operations are substantially unchanged from those presented in the Corporation’s MD&A for the year ended December 31, 2010.

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking information and statements within the meaning of applicable securities laws.  This information and these statements relate to future events or to our future performance.  All statements other than statements of historical fact may be forward-looking statements.  The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “outlook”, “guidance”, “objective”, “plans”, “intends”, “targeting”, “could”, “potential”, “outlook”, “strategy” and any similar expressions are intended to identify forward-looking information and statements.

In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: the quantity and recoverability of Perpetual’s reserves; the timing and amount of future production; future prices as well as supply and demand for natural gas and oil; the existence, operations and strategy of the commodity price risk management program; the approximate amount of forward sales to be employed, and the value of financial forward natural gas contracts; funds flow sensitivities to commodity price, production, foreign exchange and interest rate changes; operating, G&A, and other expenses; cash dividends, and the funding and tax treatment thereof; the costs and timing of future abandonment and reclamation, asset retirement and environmental obligations; the use of exploration and development activity, prudent asset management, and acquisitions to sustain, replace or add to reserves and production or expand the Corporation’s asset base; prospective development and drilling locations; anticipated working gas capacity at Perpetual’s gas storage facility; the Corporation’s acquisition strategy and the existence of acquisition opportunities, the criteria to be considered in connection therewith and the benefits to be derived therefrom; Perpetual’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets; expected book value and related tax value of the Corporation’s assets and prospect inventory and estimates of net asset value; funds flow; ability to fund dividends and exploration and development; our corporate strategy; expectations regarding Perpetual’s access to  capital to fund its acquisition, exploration and development activities; the transition to IFRS and its impact on the Corporation’s financial results; expected realization of gas over bitumen royalty adjustments; future income tax and its effect on funds flow and dividends; intentions with respect to preservation of tax pools of and taxes payable by the Corporation; funding of and anticipated results from capital expenditure programs; renewal of and borrowing costs associated with the credit facility; future debt levels, financial capacity, liquidity and capital resources; future contractual commitments; drilling, completion, facilities and construction plans, and the effect thereof; the impact of Canadian federal and provincial governmental regulation on the Corporation relative to other issuers; Crown royalty rates; Perpetual’s treatment under governmental regulatory regimes; business strategies and plans of management, including future changes in the structure of business operations; and the reliance on third parties in the industry to develop and expand Perpetual’s assets and operations.

The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of the Corporation including, without limitation, that Perpetual will conduct its operations in a manner consistent with its expectations and, where applicable, consistent with past practice; the general continuance of current or, where applicable, assumed industry conditions; the continuance of existing, and in certain circumstances, the implementation of proposed tax, royalty and regulatory regimes; the ability of Perpetual to obtain equipment, services, and supplies in a timely manner to carry out its activities; the accuracy of the estimates of Perpetual’s reserve and resource volumes; the timely receipt of required regulatory approvals; certain commodity price and other cost assumptions; the timing and costs of storage facility and pipeline construction and expansion and the ability to secure adequate product transportation; the continued availability of adequate debt and/or equity financing and funds flow to fund the Corporation’s capital and operating requirements as needed; and the extent of Perpetual’s liabilities.

The Corporation believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: volatility in market prices for oil and natural gas products; supply and demand regarding the Perpetual’s products; risks inherent in Perpetual’s operations, such as production declines, unexpected results, geological, technical, or drilling and process problems; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; changes in exploration or development plans by Perpetual or by third party operators of Perpetual’s properties; reliance on industry partners; uncertainties or inaccuracies associated with estimating reserves volumes; competition for, among other things; capital, acquisitions of reserves, undeveloped lands, skilled personnel, equipment for drilling, completions, facilities and pipeline construction and maintenance; increased costs; incorrect assessments of the value of acquisitions; increased debt levels or debt service requirements; industry conditions including fluctuations in the price of natural gas and related commodities; royalties payable in respect of Perpetual’s production; governmental regulation of the oil and gas industry, including environmental regulation; fluctuation in foreign exchange or interest rates; the need to obtain required approvals from regulatory authorities; changes in laws applicable to the Corporation, royalty rates, or other regulatory matters; general economic conditions in Canada, the United States and globally; stock market volatility and market valuations; limited, unfavourable, or a lack of access to capital markets, and certain other risks detailed from time to time in Perpetual’s public disclosure documents including, without limitation, those risks and contingencies described above and under “Risk Factors” in the Corporation’s MD&A for the year ended December 31, 2010.  The foregoing list of risk factors should not be considered exhaustive.

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of the Corporation or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, unless expressly required to do so by applicable securities laws.

Additional information on Perpetual, including the most recent filed annual report and annual information form, can be accessed from SEDAR at www.sedar.com or from Perpetual’s website at perpetualenergyinc.com.